

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

Vincent Beatty
President
Datamill Media Corp.
1205 Hillsboro Mile
Suite 203
Hillsboro Beach, FL 33062

> **Re:     Datamill Media Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 4, 2011**
> **File No. 333-172010**

Dear Mr. Beatty:

We have reviewed your responses to the comments in our letter dated March 30, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Plan of Development Stage Activities, page 15

1. We note your disclosure on page 16 that you will only be able to enhance your website if you raise the maximum amount of proceeds. However, you disclose in your Use of Proceeds section on page 10 that you intend to spend $3,000 on website development if you raise the minimum amount of proceeds and that you intend to spend $2,500 on your website if you raise the maximum amount of proceeds. Please revise or advise.

Business Overview, page 19

2. We note your response to our prior comment 8 and reissue. Please provide a timeline that describes each step you intend to take in order to begin earning revenues. For example, please disclose when you intend to develop the material for your database and when you intend to have an operational database.

Conflicts of Interest, page 23

3. We note your disclosure on page 23 regarding Mr. Hagan's and Mr. Beatty's agreements to not engage in business that is similar to or competitive with your business. Please file these agreements as exhibits to your next amendment or advise.

Certain Transactions, page 26

4.  We note your disclosure on page F-11 that you owe your chief executive officer $31,686. Please revise to provide disclosure regarding the transaction here pursuant to Item 404(a) of Regulation S-K and in your Liquidity and Capital Resources section on page 16, as appropriate, or advise.

Exhibit 5.1

5.  Please be advised that the opinion of counsel should be dated and filed reasonably close to the date of effectiveness. When available, please refile the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc:     Via facsimile: (210) 579-1775
        David E. Wise, Esq.